FAX: +1.212.848.7179	599 LEXINGTON AVENUE NEW YORK, NY 10022-6069 WWW.SHEARMAN.COM +1.212.848.4000	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON MANNHEIM MENLO PARK MILAN MUNICH NEW YORK PARIS ROME SAN FRANCISCO SÃO PAULO SHANGHAI SINGAPORE TOKYO TORONTO WASHINGTON, D.C.

September 1, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	John Cash
Branch Chief

Re:	BE Aerospace, Inc
Definite Proxy Statement filed April 20, 2010
File No. 0-18348

Dear Mr. Cash:

On behalf of our client, BE Aerospace, Inc. (the “Company”), we hereby acknowledge receipt of the letter dated June 10, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 0-18348) (the “Proxy Statement”).

On behalf of the Company, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of each comment from the Staff contained in the Comment Letter, followed by the Company’s response to such comment.  For your convenience, we have also included the captions used in the Comment Letter.

Definitive Proxy Statement filed April 20, 2010

General

1.
Comment:  We note your disclosure in the last paragraph of page 15.  Please expand your disclosure of Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:   On page 15 of the Proxy Statement, the Company disclosed (italics added), “We believe our executive compensation program is reasonable and provides appropriate incentives to our executives to achieve our corporate objectives without encouraging them to take excessive risks for short-term gains in their business decisions.”  To reach this conclusion, the Compensation Committee of the Company assessed the Company’s compensation policies and practices, and determined that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.  Accordingly, the Company concluded that no disclosure would be required in the Proxy Statement in response to Item 402(s) of Regulation S-K.  In reaching this conclusion, the Company primarily considered the following factors:

•
Executive officers receive a mix of base salary, cash-incentive awards and long-term equity-based awards as compensation, and the cash incentives paid to our executive officers in 2009 ranged from approximately [---]% to [---]% of total direct compensation while base salary and long-term equity-based awards accounted for approximately [---]% to [---]% of total direct compensation.  The Company does not believe the amount of cash-incentives paid to its executive officers is material to the company and, as cash-incentive compensation is a relatively small portion of total compensation for executive officers, the Company believes that it does not incentivize management to take excessive risks for short term gains.

•
Equity-based awards are designed to align the long-term interests of executive officers and stockholders.  The performance portion of the Company’s long-term equity-based awards vests based on an average return on the Company’s equity over a three-year period and the time-based portion of the Company’s long-term equity-based awards vests over a three-year period.  Due to these vesting periods, the Company does not believe that its equity-based awards incentivize executive officers to take excessive risks for short-term gains.

•
To align long-term interests of executive officers and our stockholders and to ensure an owner-oriented culture, the Company has adopted executive stock ownership guidelines that require our executive officers to hold a significant amount of our common stock.

•
With the assistance of an independent compensation consultant, the Compensation Committee reviews and approves the targeted annual compensation opportunity and type of compensation available for each member of the executive team.  As part of this review, the Compensation Committee compares the targeted and actual total compensation of each executive officer with their counterparts within the Company’s peer group.

•
On an annual basis,  executive officers of the Company provide a certification that they have complied with our code of conduct.  In addition, the Company regularly reviews its code of conduct and our other corporate policies with all employees.

•	The Company does not have employees who are compensated based on taking significant risks with the Company’s capital.

Annual Cash Incentives, page 17

2.	Comment: We note disclosure on page 17 that individual goals have a total weight of 20% of the annual cash incentive target. For each named executive officer, please discuss in future filings the specific items of individual performance used to determine the annual cash incentive payment.  Please see Item 402(b)(2)(vii) of Regulation S-K.  Please show us in your supplemental response what the revisions will look like.

Response:  The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.  The Company proposes to add in future filings disclosure similar in scope and level of detail as set forth under the heading “2010 Discretionary Individual Performance Assessments” in Exhibit A – Proposed Management Incentive Plan Disclosure attached to this letter in response to the Staff’s comment.

3.
Comment:  We note that disclosure of the performance objectives for Messrs. Lieberherr and Exton are not disclosed.  In future filings, please disclose all specific annual cash incentive targets for each named executive officer, as these targets appear to have been material in your determination of the amount of the awards.  If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.  Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.  Please show us in your supplemental response what the revisions will look like.

Response:  The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.  The Company proposes to add in future filings disclosure similar in scope and level of detail as set forth under the heading “2010 Financial Performance Objectives” in Exhibit A – Proposed Management Incentive Plan Disclosure attached to this letter in response to the Staff’s comment.

4.
Comment: In future filings, please disclose in greater detail the target bonus incentive payment amount as a percentage of salary and any exercise in discretion to reduce (or increase) annual cash incentives.  Please refer to Item 402(b)(2)(ix) of Regulation S-K.  Please show us in your supplemental response what the revisions will look like.

Response:  The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.  The Company proposes to add in future filings disclosure similar in scope and level of detail as set forth under the headings “Management Incentive Plan, 2010 Discretionary Individual Performance Assessments” and  “2010 MIP Payments” in Exhibit A – Proposed Management Incentive Plan Disclosure attached to this letter in response to the Staff’s comment.

5.	Comment: In future filings please provide a materially complete description of the correlation between performance under the MIP and the payouts actually made to each of your named executive officers in 2009.  Please understand that discussion of the various items that were considered by the committee must be accompanied by a complete qualitative and quantitative discussion of how the committee determined to award the actual amount disclosed in the table on page 19.  Please show us in your supplemental response what the revisions will look like.

Response:  The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.  The Company would propose to add in future filings disclosure similar in scope and level of detail set forth in Exhibit A – Proposed Management Incentive Plan Disclosure attached to this letter in response to the Staff’s comment.

Long-Term Equity Incentives, page 19

6.
Comment: We note the disclosure in the table on page 19 regarding the amount of award as a percentage of salary made to each named executive.  In future filings, please revise to provide a materially complete description of how you determined these award amounts.  Please show us in your supplemental response what the revisions will look like.

Response:  The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.  The Company proposes to revise in future filings the disclosure related to long-term equity incentives set forth in the first through fourth paragraphs on page 19 in the Proxy Statement to disclosure similar in scope and level of detail to the following:

“Long-Term Equity Incentives.  We believe the use of long-term equity incentive awards accomplishes important objectives of our executive compensation program by linking executive compensation to long-term shareholder value creation.  The level of benefit received by our executive officers is dependent, to a large degree, on the successful execution of our strategy and delivering significant, sustained growth.

On [___], 2010, the Compensation Committee approved grants of restricted stock effective as of December 15, 2010 for our named executive officers and as of November 15, 2010 for all other eligible participants.  This process is consistent with our policy of having the dollar value of annual grants of restricted stock to our employees reviewed and approved by our Compensation Committee at a meeting in the third or fourth quarter and having the grants made effective as of December 15 of each year for named executive officers (November 15 for all other eligible participants).  The number of shares of restricted stock granted is equal to the dollar value approved by our Compensation Committee divided by the closing price of our common stock as quoted on the NASDAQ Stock Market on the date of grant.  All grants of restricted stock are made pursuant to our 2005 Long-Term Incentive Plan.

In determining the amounts of the equity compensation awarded to our named executive officers, the Compensation Committee considered a variety of factors, including:

•	our financial performance relative to that of our compensation comparison group (as described below);

•	competitive data provided by an independent compensation consultant; and

•	each named executive officer’s general performance during the year.

With regard to our financial performance relative to that of the companies in our peer group, the Compensation Committee reviewed revenue growth, operating income growth, EBITDA growth, EPS growth, total shareholder return and return on average equity of the companies in our comparison group over the past three years and noted that our performance was positioned at approximately the [--] percentile.  As a result of this analysis, the Compensation Committee decided that targeted total direct compensation (including base salary, annual cash incentives and restricted stock awards) should generally be between the [---] and [---] percentiles of the amounts awarded to named executive officers at the companies in our comparison group.

Using data provided by an independent compensation consultant, the Compensation Committee considered, with respect to each of our named executive officers, the market-competitive range for equity grants, when combined with targeted cash incentives and base salary for executive officers of comparable positions between the [---] and [---] percentiles of the companies in our peer group.  As a result, the Compensation Committee granted equity awards as follows:

Named Executive Officer	Percentage of Base Salary	Dollar Value of Award	Number of Shares
Amin J. Khoury	[---]%	$[---]	[---]
Michael B. Baughan	[---]%	$[---]	[---]
Thomas P. McCaffrey	[---]%	$[---]	[---]
Wayne Exton	[---]%	$[---]	[---]
Werner Lieberherr	[---]%	$[---]	[---]
Rick Sharpe	[---]%	$[---]	[---]
Ryan M. Patch	[---]%	$[---]	[---]

7.
Comment:  We note disclosure that 25% of the annual long-term equity incentive award is subject to performance-based vesting.  In future filings, quantify the specific performance measures used in determining the amounts paid.  Please refer to Item 402(b)(2)(v) and (vi) of Regulation S-K.  Please show us in your supplemental response what the revisions will look like.

Response:  The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.  The Company proposes to revise in future filings the disclosure set forth in the fifth paragraph on page 19 of the Proxy Statement to be similar in scope and level of detail to the following:

“An amount equal to 75% of the annual award to each named executive officer is subject to time-based vesting and 25% of the annual award is subject to performance-based vesting.  The time-based portion of the award vests ratably over a period of three years commencing on the first anniversary of the date of grant.

With respect to the performance-based component, at the beginning of each of the three calendar years following the grant date, the Compensation Committee will set an annual return on equity target.  Vesting of the performance-based portion of the award is subject to the Company achieving the average of the annual return on equity targets established by the Compensation Committee for the three-year period as follows:

•	100% of the performance-based component of the award will vest on the fourth anniversary of the award if 90% or more of the target is attained;

•	50% percent of the performance-based component of the award will vest on the fourth anniversary of the award if between 85% and 90% of the performance is attained; and

•	No portion of the initial award will vest if less than 80% of the applicable target is attained.

•
For attainment between 80% and 85%, or between 85% and 90% of the applicable performance target, a portion of the performance-based component of the award will vest as determined on the basis of linear interpolation.

    On [---], 2011, the Compensation Committee set the return on equity target for calendar year 2011 as [---].  The return on equity targets for each of calendar years 2012 and 2013 will be set at the beginning of each of these years.”

*           *           *

In connection with its response to the Staff’s comments, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this response to the Staff’s Comment Letter. Please direct any questions or comments regarding this letter to John Cannon at 212-848-8159.

Very truly yours,

/s/ Lona Nallengara

Lona Nallengara

cc:	Mindy Hooker -Securities and Exchange Commission
Anne McConnell - Securities and Exchange Commission
Sherry Haywood - Securities and Exchange Commission
Andy Schoeffler - Securities and Exchange Commission
Thomas P. McCaffrey - BE Aerospace, Inc.
John J. Cannon – Shearman & Sterling LLP

Exhibit A
Proposed Management Incentive Plan Disclosure

Management Incentive Plan.

Our named executive officers were eligible to receive annual cash incentives (bonuses) pursuant to our Management Incentive Plan, or MIP, based on the attainment of both financial and individual performance.  We believe that directly linking a significant portion of our named executive officers’ cash compensation to an individual segment or aggregate corporate performance (as applicable) is an important factor in achieving our corporate objectives.

The Compensation Committee assigns each of our named executive officers a target incentive payment under the MIP, reflected as a percentage of base salary.  For 2010, the target MIP payments for each of our named executive officers were as follows:

Executive	Target MIP Payment (as a percent of base salary)
Amin J. Khoury	[---]%
Michael B. Baughan	[---]%
Thomas P. McCaffrey	[---]%
Wayne Exton	[---]%
Werner Lieberherr	[---]%
Rick Sharpe	[---]%
Ryan Patch	[---]%

There are no minimum or maximum MIP payments since the aggregate amount of cash  incentives to be paid to MIP participants is generally determined by multiplying earnings before income taxes (as defined) by an agreed upon percentage thereby providing an incentive pool which increases or decreases with pretax earnings.

For Messrs. Khoury, Baughan, McCaffrey and Patch, payments under the MIP are based upon two components: Company financial performance objectives (weighted at 80% of target) and discretionary individual performance assessments (weighted at 20% of target).  For Messrs. Exton, Lieberherr and Sharpe, payments under the MIP are based upon two components: business segment financial performance objectives (weighted at 50% of target) and discretionary individual performance assessments (weighted at 50% of target).

2010 Financial Performance Objectives. Each year the Compensation Committee determines the financial performance objectives under the MIP for each of our named executive officers based upon our financial plan for that year.  The minimum threshold for payment under the MIP with respect to a financial performance objective is generally 80% of the applicable target.  Incentive payments for performance between 80% and 90% of a financial performance objective would generally not exceed 10% of the targeted MIP payment.

Messrs. Khoury, Baughan, McCaffrey and Patch.  The following table sets forth the applicable Company financial performance objectives for 2010 and the attainment of each objective.  These Company financial performance objectives are applicable to Messrs. Khoury, Baughan McCaffrey and Patch.

1

Financial Performance Objectives	Weight	Performance Target	Actual Performance	Percent of Target Attained
Operating Earnings	30%	$[---]	$[---]	[---]%
Operating Cash Flow	30%	$[---]	$[---]	[---]%
Operating Margin	20%	[---]%	[---]%	[---]%
Bookings	20%	$[---]	$[---]	[---]%

Mr. Exton.  Mr. Exton’s financial performance objectives relate to the business jet segment.  For 2010 the business jet segment generated operating earnings and operating margin of $[---] and [---]%, respectively which were [---]%, and [---]%, respectively of the operating earnings and operating targets of  $[---] million and [---]%, respectively.  As a result, Mr. Exton was awarded [---]%, of the financial performance objective portion of his MIP Award.

Mr. Lieberherr.  Mr. Lieberherr’s financial performance objectives relate to the commercial aircraft segment.  For 2010 the commercial aircraft segment generated operating earnings and operating margin of $[---] and [---]%,  respectively which were [---]%, and [---]%, respectively of  the operating earnings and operating targets of $[---] million and [---]%, respectively.  As a result, Mr. Lieberherr was awarded [---]%, of the financial performance objective portion of his MIP Award.

Mr.  Sharpe.  The financial performance objectives for Mr. Sharpe relate to the consumable management segment.  For 2010 the consumable management segment generated operating earnings and operating margin of $[---] and [---]%, respectively, which were [---]%, and [---]%, respectively, of the operating earnings and operating targets of $[---] million and [---]%, respectively.  As a result, Mr.  Sharpe was awarded [---]%, of the financial performance objective portion of his MIP Award.

2010 Discretionary Individual Performance Assessments.  As discussed above, 20% of the potential MIP payment for each of Messrs. Khoury, Baughan, McCaffrey and Patch and 50% of the potential MIP payment for Messrs. Exton, Lieberherr and Sharpe are based upon discretionary individual performance assessments.  We do not set predetermined individual performance formulas or goals for the named executive officers at the beginning of the year.  At the end of each year, the CEO evaluates each of the named executive officer’s performance during the year and provides recommendations to the Compensation Committee as to the individual performance assessment portion of the MIP payment.  The Compensation Committee performs a similar assessment of our CEO.  The individual performance assessment process is a discretionary, holistic, multi-faceted assessment of the named executive’s performance during the year.  Neither the CEO nor the Compensation Committee use a specific formula or applies specific weights when evaluating performance but rather rely on their business judgment.  However, the CEO and the Compensation Committee generally take into account one or more of the following factors in connection with the assessment:

•	Implementation and execution of supply chain, lean/continuous improvement initiatives

2

•	New product development initiatives
•	Customer recognition awards such as Supplier of the Year and Customer Support and Service Champion
•	Process alignment initiatives driven toward simplifying and standardizing our key processes throughout our business
•	Asset management
•	Domestic and international cost reductions
•	Leadership
•	Strategic planning
•	Financial and operational excellence
•	Customer satisfaction
•	Staff development, talent management and retention
•	Implementation of global human resources strategies
•	Implementation of global tax strategies
•	Improving operating efficiency
•	Implementation of sales strategies
•	Client relationship management

Based upon the forgoing, the Compensation Committee awarded our named executive officers between [---]% and [---]% of the discretionary individual performance assessment portion of their MIP for 2010 as follows:

Executive	Percent of Individual Performance Assessments Component Attained
Amin J. Khoury	[---]%
Michael B. Baughan	[---]%
Thomas P. McCaffrey	[---]%
Wayne Exton	[---]%
Werner Lieberherr	[---]%
Rick Sharpe	[---]%
Ryan Patch	[---]%

2010 MIP Payments.  On February [---], 2011, the Compensation Committee determined the actual 2010 MIP Payments based upon the attainment of the financial performance objectives and the discretionary individual performance assessments as described above.

Executive	Actual MIP Payment (as a percentage of target)	Actual MIP Payment
Amin J. Khoury	[---]%	$[---]
Michael B. Baughan	[---]%	$[---]
Thomas P. McCaffrey	[---]%	$[---]
Wayne Exton	[---]%	$[---]
Werner Lieberherr	[---]%	$[---]
Rick Sharpe	[---]%	$[---]
Ryan Patch	[---]%	$[---]

3